Evolving Gold Signs Second Drill Contract for Nevada Drilling

October 24, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce the signing of a drill contract with WDC Drilling, of Elko, Nevada, to provide reverse circulation drilling on Evolving’s portfolio of Nevada gold prospects. Currently, diamond drilling is underway with a separate rig at the Company’s Malone gold prospect in the state of New Mexico (see news release dated October 18,2007) Dr. Lawrence A. Dick, President of Evolving states: “With the acquisition of the reverse circulation rig we are preparing to begin drilling at our Fisher Canyon gold-silver project, located in the highly- prospective Humboldt Range in north-central Nevada, by the end of the first week in November. Drilling at Fisher Canyon will be followed by a much larger drilling campaign on our 18 kilometer-long Siesta gold prospect, located immediately south of the past-producing, high-grade Sleeper deposit. We expect to add still another reverse circulation drill rig by year end, allowing us to aggressively drill test our current portfolio of 12 gold-silver prospects, most of which are located in prolific gold belts in Nevada, starting now and continuing throughout 2008.”

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of world class prospective gold prospects in the southwestern United States. The Company is actively exploring 12 separate gold properties, primarily in known, producing gold trends in the state of Nevada.

Evolving recently signed an LOI to enter into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2, 2007). In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF